                 [Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                Park Avenue Tower
                              65 East 55th Street,
                          New York City, New York 10022
                            Telephone: (212) 451-2300
                           Facsimile : (212) 451-2222]

                                      April 2, 2007

VIA EDGAR AND FEDEX
-------------------

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Office of Mergers and Acquisitions
Attention:  Julia E. Griffith, Special Counsel

            RE:   BNS HOLDING, INC. COMMENT LETTER
                  SCHEDULE 13E-3 (FILE NO.  005-13165)
                  PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A  (FILE NO.
                  001-05881)
                  ------------------------------------------------------

Dear Ms. Griffith:

      We acknowledge receipt of your comment letter dated March 21, 2007 (the
"Comment Letter") with regard to the above-referenced matter. We have reviewed the Comment Letter with BNS Holding, Inc. (the "Company") and provide the following response on its behalf. We enclose a redlined version of the Schedule
13E-3 and the Preliminary Proxy Statement on Schedule 14A (the "Preliminary
Schedule 14A") filed on the date hereof, marked to show changes from the version filed on February 13, 2007. Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A. The numbering of our responses below corresponds to the numbering of your comments in the Comment Letter.

SCHEDULE 13E-3

GENERAL

     1.  Comment: RULE 13E-3 REQUIRES THAT EACH ISSUER AND AFFILIATE ENGAGED IN
         A GOING-PRIVATE TRANSACTION FILE A SCHEDULE 13E-3 AND FURNISH ALL OF
         THE REQUIRED DISCLOSURES. EACH FILING PERSON MUST INDIVIDUALLY COMPLY
         WITH THE FILING, DISSEMINATION, DISCLOSURE AND SIGNATURE REQUIREMENTS
         OF SCHEDULE 13E-3. PLEASE TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO
         THE APPLICABILITY OF RULE 13E-3 TO STEEL PARTNERS, LLC, DIMENSIONAL
         FUND ADVISORS, INC., STEEL PARTNERS II LP AND WARREN LICHTENSTEIN, AND
         TO THE INCLUSION OF EACH OF THESE PARTICIPANTS AS FILING PERSONS. SEE
         SECTION II. D. 3. OF OUR CURRENT ISSUES OUTLINE DATED NOVEMBER 14, 2000

         Response: The Company takes the position that its principal shareholders Steel Partners II, L.P. ("Steel Partners") and Dimensional
         Fund Advisors, Inc. ("Dimensional"), as well as Steel Partners'
         affiliates, Steel Partners, LLC ("Steel LLC") and Warren Lichtenstein
         (together with Steel Partners and Steel LLC, the "Steel Entities" and together with Dimensional, "Non Filing Persons") should not be filing persons on the Schedule 13E-3 because none of them are engaged in the proposed transaction. In Section II. D. 3 of the Commission's Current
         Issue Outline dated November 14, 2000, the Staff has pronounced that two issues may be raised when determining the "filing person" status and examining the facts and circumstances of the proposed transaction:
         First, what entities or persons are "affiliates" of the issuer within the scope of Rule 13e-3(a)(1); and Second, whether those affiliates are deemed to be engaged in the proposed transaction.

         Although each of the Non Filing Persons may be deemed to be an affiliate, with the exception of Dimensional which the Company does not believe is an affiliate, the Company does not believe that any of the
         Non Filing Persons are individually or collectively engaged in the
         Reverse/Forward Stock Split. The Company believes that an affiliate is engaged in a going-private transaction if, among other things, the affiliate will ultimately hold a material amount of the issuer's equity securities upon consummation of the transaction and that the affiliate will be in a new position to "control" the Company. Such circumstances typically involve mergers where management of the issuer become significant shareholders of the surviving corporation as a result of the proposed transaction and occupy seats on the board of directors of the surviving corporation. Also, the Staff's interpretation focuses on transactions with third parties such as a merger transaction or other change of control transactions. Here, the decision to propose the
         Reverse/Forward Stock Split was a decision by the Company alone and the transaction does not involve a third party or a change of control. As described in the Proxy Statement, the primary purpose of the transaction is to eliminate the Company's expenses with respect to being a public company and thereby also provide management with significant timesavings to operate the Company's business. The Board of
         Directors of the Company also noted the limited trading volume in the
         Company's securities and also believes that the Reverse/Forward Stock
         Split will not affect holders of Common Stock differently on the basis of affiliate status.

         Moreover, the case at hand, Steel Partners already has representation on the Board of Directors of the Company and already owns a significant percentage of the Company's securities, both of which will not change as a result of the Reverse/Forward Stock Split. Furthermore, the Steel
         Entities and Dimensional will not be in a new position to "control" the
         Company as a result of the Reverse/Forward Stock Split because its shareholdings in the Company will only increase by approximately less than one percent of the outstanding shares of Common Stock. There is also no relationship nor any agreement between the Steel Entities and
         Dimensional. Because the beneficial ownership of each of the Non Filing
         Persons will not change significantly as a result of the
         Reverse/Forward Stock Split, the Company does not believe that they are engaged in the going-private transaction.

         It must also be noted that the Reverse/Forward Stock Split was evaluated by an Independent Committee of the Board of Directors of the
         Company, which members are composed of independent directors of the
         Company and which do not have any affiliation with any of the Non
         Filing Persons. All of the Independent Directors approved the
         Reverse/Forward Stock Split. Moreover, there is no intention to change the composition of the Company's Board of Directors. As part of the
         Proxy Statement for the Reverse/Forward Stock Split, the Company is
         seeking shareholder approval of a proposal to re-elect all of the current directors of the Company.

         Accordingly, the Company takes the position that none of the Non Filing
         Persons should be a filing person on the Schedule 13E-3.

     2.  Comment: FOR EACH FILING PERSON ADDED IN RESPONSE TO THIS COMMENT AND
         THE PRECEDING COMMENT, YOU SHOULD INCLUDE A STATEMENT AS TO WHETHER THE
         FILING PERSON BELIEVES THAT THE RULE 13E-3 TRANSACTION IS SUBSTANTIVELY
         AND PROCEDURALLY FAIR TO UNAFFILIATED SECURITY HOLDERS AND AN ANALYSIS
         OF THE MATERIAL FACTORS UPON WHICH THE FILING PERSON RELIED IN REACHING
         THAT CONCLUSION. SEE ITEM 8 OF SCHEDULE 13E-3, ITEM 1014 OF REGULATION
         M-A, AND QUESTION AND ANSWER NO. 5 OF EXCHANGE ACT RELEASE NO. 34-
         :7719 (APRIL 13, 1981). IN THIS REGARD, THE REASONS FOR THE TRANSACTION
         AND THE ALTERNATIVES CONSIDERED BY EACH FILING PERSON MAY DIFFER FROM
         THOSE OF THE COMPANY, AND THIS FACT SHOULD BE REFLECTED IN THE
         DISCLOSURE. TO THE EXTENT ANY FILING PERSON IS RELYING ON THE ANALYSIS
         OF ANOTHER TO SATISFY ITS OBLIGATIONS TO DISCUSS THE FACTORS IN SUPPORT
         OF THEIR FAIRNESS DETERMINATION UNDER RULE 13E-3, THAT PERSON MUST
         SPECIFICALLY ADOPT THE ANALYSIS OF THE OTHER.

         Response: Please see the response to Comment No. 1 above.

ITEM 13. FINANCIAL STATEMENTS

     3.  Comment: IF YOU CHOSE TO PROVIDE THE FINANCIAL INFORMATION REQUIRED BY
         ITEM 1010(A) AND 1010(B) BY INCORPORATION BY REFERENCE, AS THE RESPONSE
         TO ITEM 13 APPEARS TO INDICATE, THE DISCLOSURE MATERIALS MUST INCLUDE

         THE SUMMARIZED FINANCIAL INFORMATION REQUIRED BY ITEM 1010(C) OF
         REGULATION M-A. SEE INSTRUCTION 1 TO ITEM 13 OF SCHEDULE 13E-3. IT IS
         NOT CLEAR TO WHAT DISCLOSURE YOU ARE REFERRING TO IN YOUR REFERENCE TO
         ITEM 13(A).

         Response: The Schedule 14A has been revised to include a Summarized
         Financial Data section. The Schedule 13E-3 has also been revised to incorporate by reference the new Summarized Financial Data section in the Schedule 14A.

SCHEDULE 14 A

GENERAL

     4.  Comment: ADVISE US, WITH A VIEW TOWARD REVISED DISCLOSURE, WHO HAS BEEN
         IDENTIFIED AS THE PARTICIPANTS IN THIS PROXY SOLICITATION. TO THE
         EXTENT PARTICIPANTS HAVE BEEN IDENTIFIED, ADVISE US, WITH A VIEW TOWARD
         REVISED DISCLOSURE, WHY THESE PERSONS HAVE NOT BEEN IDENTIFIED ON THE
         COVER PAGE OF SCHEDULE 14A AS PERSONS OTHER THAN THE ISSUER FLING THE
         PROXY STATEMENT.

         Response: As indicated by the response to Comment No. 1, the Company believes that it is the only participant and as such no additional disclosure is necessary.

COVER PAGE

     5.  Comment: REVISE YOUR PROXY STATEMENT TO CLEARLY MARK IT AS
         "PRELIMINARY." SEE RULE 14A-6.

         Response: The top of the Cover Page of the Preliminary Proxy Statement
         has been clearly marked as a "Preliminary Proxy Statement."

     6.  Comment: REVISE YOUR PROXY STATEMENT COVER PAGE TO INCLUDE THE LEGEND
         REQUIRED BY RULE 13E-3(E)(1)(III) AND EXPRESSLY STATES THAT "ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE." AT PRESENT, THIS
         LANGUAGE APPEARS IN AN IMPERMISSIBLE FORMAT ON THE ANNUAL MEETING
         NOTICE.

         Response: We have revised the disclosure to include the phrase "any representation to the contrary is a criminal offense," corrected the format and moved the disclosure to the Cover Page of the Proxy
         Statement.

SUMMARY TERM SHEET

     7.  Comment: YOU STATE THAT THE INDEPENDENT COMMITTEE BELIEVES THAT THE
         TRANSACTION IS FAIR TO "THE CASHED OUT SHAREHOLDERS." ITEM 1014(A) OF
         REGULATION M-A REQUIRES THAT THE PERSON FILING THE STATEMENT STATE
         WHETHER THAT PERSON BELIEVES THE TRANSACTION IS "FAIR OR UNFAIR TO
         UNAFFILIATED SECURITY HOLDERS." PLEASE REVISE, HERE AND THROUGHOUT THE
         PROXY STATEMENT AND THE SCHEDULE 13E-3, TO STATE WHETHER EACH FILING
         PERSON BELIEVES THAT THE TRANSACTION IS FAIR OR UNFAIR TO THE
         UNAFFILIATED SECURITY HOLDERS.

         Response: The disclosure has been revised to state that the Company believes that the transaction is fair to the unaffiliated shareholders.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE TRANSACTION

     8.  Comment: CONSIDER COMBINING THIS SECTION WITH YOUR SUMMARY TERM SHEET
         TO MAKE THE INFORMATION MORE ACCESSIBLE TO SHAREHOLDERS.

         Response: The Summary Term Sheet has been revised to combine it with the Questions and Answers section.

SPECIAL FACTORS

     9.  Comment: PROVIDE THE INFORMATION REQUIRED BY ITEMS 7, 8 AND 9 OF
         SCHEDULE 13E-3 UNDER THE HEADING OF "SPECIAL FACTORS." SEE RULE
         13E-3(E)(1)(II).

         Response: The following information has been classified under the heading "Special Factors:" Purpose of the Reverse Stock Split; Purpose
         of the Forward Stock Split; Reason - Projected Costs Savings As a
         Result of Deregistration; Reason - Inability to Realize Benefits
         Normally Associated with Public Reporting Company Status; Cost of Proxy
         Solicitation and the Reverse/Forward Stock Split; Effects on
         Shareholders; Effects on BNS Holding, Inc.; Alternatives to the
         Reverse/Forward Stock Split; Advantages and Disadvantages of the
         Reverse/Forward Stock Split; Fairness Determination of the Board of
         Directors and Independent Committee; Opinion of Financial Advisor.

BACKGROUND OF THE TRANSACTION

    10.  Comment: DIRECT OUR ATTENTION TO THE DISCLOSURE REGARDING THE FEDERAL
         TAX CONSEQUENCES OF THE RULE 13E-3 TRANSACTION ON EACH FILING PARTY, OR
         REVISE. SEE ITEM 1013(D) OF REGULATION M-A.

         Response: As indicated by the response to Comment No. 1, the Company believes that it is the only filing person and as such no additional disclosure is necessary.

    11.  Comment: STATE THE NAME OF THE PRINCIPAL SHAREHOLDER THAT SUGGESTED AT
         THE JANUARY 20, 2005 MEETING THAT THE BOARD CONSIDER ALTERNATIVES TO
         BEING A PUBLICLY REGISTERED COMPANY.

         Response: The name of the principal shareholder has been provided as requested.

    12.  Comment: PROVIDE MORE DETAIL CONCERNING THE SUBSTANCE OF THE BOARD'S
         DISCUSSIONS DURING 2005 CONCERNING THE ADVISABILITY OF A REVERSE STOCK
         SPLIT.

         Response: More details concerning the Board of Directors discussions during 2005 has been provided.

    13.  Comment: FILE THE PRESENTATION THAT CAPITALINK MADE TO THE BOARD ON
         DECEMBER 28, 2006. EACH REPORT, OPINION, CONSULTATION, PROPOSAL, OR
         PRESENTATION THAT IS MATERIALLY RELATED TO THE TRANSACTION, WHETHER
         ORAL OR WRITTEN, PRELIMINARY OR FINAL, RECEIVED BY ANY FILING PERSON,
         THEIR AFFILIATES OR REPRESENTATIVES CONSTITUTES A REPORT WITHIN THE
         MEANING OF ITEM 1015 OF REGULATION M-A. PLEASE CONFIRM THAT THE ISSUER
         RECEIVED NO SUCH MATERIALS OR FILE AND SUMMARIZE ANY SUCH REPORTS IN
         ACCORDANCE WITH ITEMS 1015(A) AND 1016 OF REGULATION M-A.

         Response: We have enclosed, under separate cover, the presentation of
         Capitalink made to the Board of Directors on December 28, 2006 as well as its report on February 10, 2007. The proxy statement includes additional disclosure concerning Capitalink's December 28, 2006 report.
         We are requesting confidential treatment for these reports under the
         Freedom of Information Act. The Staff is advised that the Company received no other presentations which could be considered a report pursuant to Item 1015 of Regulation M-A.

    14.  Comment: BALANCE YOUR STATEMENT THAT THE CASH OUT PRICE IS CLOSE TO
         THE COMPANY'S 52-WEEK HIGH BY CLARIFYING THAT IT DOES NOT REPRESENT A
         CONTROL PREMIUM FOR THE SHARES.

         Response: A statement regarding the cash out price and that it does not represent a control premium for the shares has been added.

    15.  Comment: SIGNIFICANTLY EXPAND YOUR DISCLOSURE CONCERNING THE BOARD'S
         DISCUSSION OF THE PROPOSAL FOR THE RIGHT OF FIRST REFUSAL. EXPLAIN WHY
         THE BOARD BELIEVED IT TO BE IN THE BEST INTERESTS OF SHAREHOLDERS AND
         WHAT POTENTIAL DETRIMENTS TO SHAREHOLDERS IT MAY REPRESENT.

         Response: The disclosure of the Right of First Refusal and when the
         Board of Directors believes it is in the best interest of the shareholders of the Company has been expanded.

    16.  Comment: DISCLOSE IN THE SECTION ADDRESSING SECTION 404 FEES THAT THE
         TRANSACTION COSTS FOR THE REVERSE STOCK SPLIT ARE $1.04 MILLION.

         Response: Disclosure that the transaction costs with respect to the
         Reverse/Forward Stock Split is approximately $1.04 million has been indicated in this Section.

ADVANTAGES AND DISADVANTAGES OF THE REVERSE/FORWARD STOCK SPLIT
AND OTHER ALTERNATIVES CONSIDERED

    17.  Comment: DISCUSS IN DETAIL EACH FILING PERSONS' PURPOSE FOR ENGAGING
         IN THE TRANSACTION, THE REASONS FOR UNDERTAKING THE TRANSACTION, AND
         THE REASONS FOR UNDERTAKING THE TRANSACTION NOW. SEE ITEMS 1013(A) AND
         (C) OF REGULATION M-A, AND CONSIDER INSTRUCTION 1 TO ITEM 1013 IN
         DRAFTING YOUR DISCLOSURE.

         Response: As indicated by the response to Comment No. 1, the Company believes that it is the only filing person and as such no additional disclosure is necessary.

    18.  Comment: IN RESPONSE TO ITEM 1013(D) OF REGULATION M-A, DISCLOSE THE
         BENEFITS AND DETRIMENTS OF THE TRANSACTION FOR EACH OF: (I) THE
         COMPANY; (II) THE AFFILIATES; AND (III) THE UNAFFILIATED SECURITY
         HOLDERS OF THE COMPANY. QUANTIFY YOUR RESPONSE AS MUCH AS POSSIBLE. SEE
         INSTRUCTION 2 TO ITEM 1013 OF REGULATION M-A.

         Response: The disclosure has been revised to provide the advantages and disadvantages to the Company, the unaffiliated shareholders and the affiliated shareholders.

    19.  Comment: DESCRIBE THE EFFECTS OF THE TRANSACTION ON EACH AFFILIATE'S
         INTEREST IN THE NET BOOK VALUE AND NET EARNINGS OF THE ISSUER IN TERMS
         OF BOTH DOLLAR AMOUNTS AND PERCENTAGES. IN PARTICULAR, DISCLOSE WHETHER
         THE DIRECTORS AND 5% OR GREATER SHAREHOLDERS OF THE COMPANY WILL
         CONTINUE TO OWN THEIR STOCK, AND HOW THEIR HOLDINGS WILL CHANGE AS A
         RESULT OF THE TRANSACTION. SEE INSTRUCTION 3 TO ITEM 1013 OF REGULATION
         M-A. THE SUMMARY PERCENTAGES DISCLOSED ON PAGE 16 SHOULD BE BROKEN DOWN
         TO REFLECT THE AMOUNT THAT EACH AFFILIATED HOLDERS' POSITION WILL
         CHANGE.

         Response: The disclosure has been revised to disclose the effects of the Reverse/Forward Stock Split to the interest in the net book value and net earnings of the Company in both dollar amounts and percentages.
         Directors and 5% shareholders will continue to own their stock but the change in their ownership will be negligible.

FAIRNESS DETERMINATION OF THE BOARD OF DIRECTORS AND INDEPENDENT COMMITTEE

    20.  Comment: STATE THE VIEWS OF EACH OF THE FILING PERSONS AS TO THE
         PROCEDURAL FAIRNESS OF THE TRANSACTION. FOR EACH FILING PERSON, ADDRESS
         ALL OF THE FACTORS RELATING TO THE PROCEDURAL FAIRNESS OF THE
         TRANSACTION AS OUTLINED IN ITEMS 1014(C)-(E) OF REGULATION M-A. REVISE
         THE DISCUSSIONS OF EACH FILING PERSON TO ADDRESS WHETHER, AND TO WHAT
         EXTENT, THESE FACTORS IMPACTED THEIR BELIEF AS TO THE PROCEDURAL
         FAIRNESS OF THE TRANSACTION.

         Response: As indicated by the response to Comment No. 1, the Company believes that it is the only filing person and as such no additional disclosure is necessary.

    21.  Comment: IT APPEARS THAT THE BOARD DID NOT EMPLOY CERTAIN OF THE
         SAFEGUARDS TYPICALLY ADOPTED IN INTERESTED PARTY TRANSACTIONS, SUCH AS
         SEEKING A VOTE OF THE MAJORITY OF THE UNAFFILIATED STOCKHOLDERS, OR
         PERFORMING A MARKET CHECK TO LOCATE A BUYER FOR THE COMPANY. IF THIS IS
         THE CASE, STATE THAT CLEARLY IN YOUR DISCLOSURE, AND STATE HOW THE
         BOARD WAS ABLE TO CONCLUDE THAT THE TRANSACTION WAS FAIR IN THE ABSENCE
         OF THOSE SAFEGUARDS. SEE ITEMS 1014(C), (D),(E) AND (F) OF REGULATION
         M-A, AND CONSIDER INSTRUCTION 3 TO ITEM 1014 IN DRAFTING YOUR RESPONSE.

         Response: The disclosure has been revised to discuss why the Board of
         Directors did not seek a vote of the majority of the unaffiliated shareholders or perform a market check.

OPINION OF FINANCIAL ADVISOR

    22.  Comment: PROVIDE ALL OF THE INFORMATION REQUIRED BY ITEM 1015(B) IN
         THE INFORMATION STATEMENT. FOR EXAMPLE, PLEASE DESCRIBE ANY MATERIAL
         RELATIONSHIPS BETWEEN CAPITALINK AND THE COMPANY AND ANY COMPENSATION
         PAID WITHIN THE LAST TWO YEARS.

         Response: Disclosure of the fees received by Capitalink in the past two years has been included. The Company does not have any other material relationship with Capitalink other than those that have already been disclosed.

    23.  Comment: DESCRIBE THE QUALITATIVE JUDGMENTS THAT CAPITALINK MADE IN
         CONNECTION WITH ITS REPORT (DISCLOSED ON PAGE 25). PROVIDE FURTHER
         DETAIL CONCERNING THE VALUATION OF BUSINESSES THAT YOU REFER TO IN THE
         SAME PARAGRAPH.

         Response: Disclosure concerning the qualitative judgments that
         Capitalink made in connection with its report has been included.

    24.  Comment: PROVIDE FURTHER DETAIL CONCERNING THE MANSFIELD PROPERTY AND
         THE ASSOCIATED PAYABLES TO A FORMER SHAREHOLDER IN CONNECTION WITH ITS
         SALE. QUANTIFY YOUR RESPONSE.

         Response: Quantification of a payable to a former shareholder and the
         Mansfield property has been included. The Staff is advised that the underlying details of these matters are as follows:

            With respect to the payable to the shareholder, at October 31, 2006, all of Collins Industries, Inc.'s, a wholly-owned subsidiary of an entity 80% owned by the Company ("Collins"), issued and outstanding shares, with one exception described in the next sentence, were redeemed at the established fair market price of $12.50/share. One shareholder, the "Dissenting Shareholder" holding 850,251 shares objected to the proposed business combination. An amount of $10,628,138 is recorded as an amount due to the Dissenting Shareholder on the
         Company's balance sheet as of January 31, 2007 and October 31, 2006.
         The Dissenting Shareholder owns no shares in Collins, has no involvement or rights in the affairs of Collins and cannot vote on any matters relating to Collins.

            With respect to the sale of the Mansfield property, Collins has entered into two independent agreements to sell two surplus properties located in Mansfield, Texas. As of the date hereof, the total gross proceeds from the sale is expected to be $832,749 (formerly $600,000 at the time of the valuation performed by Capitalink), from which Collins will have to pay various closing costs and brokerage commissions.
         Although no assurances can be given, the sale of the properties is expected to close in April 2007

PROXY CARD

    25.  Comment: PLEASE REVISE YOUR PROXY CARD TO CLEARLY MARK IT AS
         "PRELIMINARY."

         Response: The Proxy Card has been marked as "Preliminary."

                                     * * * * *

      The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether you have any further comments.

                                          Sincerely,

                                          /s/ Kenneth A. Schlesinger
                                          --------------------------------------
                                          Kenneth A. Schlesinger

cc:   Michael A. Warren, CEO BNS Holding, Inc.